EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	6/30/04
Fixed Charges:
Interest on First Mortgage Bonds	$43,207	$40,602	$34,575	$17,756	$7,079	$936
Interest on Other Long-term Debt	25,878	25,878	27,365	32,762	45,658	50,066
Interest on Short-term Debt	2,460	2,412	4,914	3,244	660	1,169
Miscellaneous Interest Charges	4,659	14,205	3,755	2,585	2,673	3,952
Estimated Interest Element in Lease Rentals	4,600	5,300	4,800	3,500	2,700	2,700

Total Fixed Charges	$80,804	$88,397	$75,409	$59,847	$58,770	$58,823

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$150,270	$120,202	$191,900	$181,173	$173,147	$181,331
Plus Federal Income Taxes	82,686	116,590	94,148	93,484	78,391	83,542
Plus State and Local Income Taxes	89	136	8,811	17,519	(4,729)	(4,024)
Plus Fixed Charges (as above)	80,804	88,397	75,409	59,847	58,770	58,823

Total Earnings	$313,849	$325,325	$370,268	$352,023	$305,579	$319,672

Ratio of Earnings to Fixed Charges	3.88	3.68	4.91	5.88	5.19	5.43